

February 19, 2015

Via E-Mail
John Walpuck
Chief Financial Officer
Creative Realities, Inc.
55 Broadway, 9th Floor
New York, New York 10006

> **Re:**   **Creative Realities, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2015**
> **File No. 333-201806**

Dear Mr. Walpuck:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Update your financial statements and related disclosures as needed.

Selling Shareholders, page 39

2.   With respect to shares that may be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares. For guidance, see Regulation S-K Compliance and Disclosure Interpretation No. 140.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   Please revise your disclosure to indicate whether any selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Where you can find more information, page 47

4.   You state that you are incorporating information by reference into your registration statement in reliance upon the General Instructions to Form S-1. In order to incorporate information by reference in accordance with Items 11A and 12 of Form S-1, you must meet the requirements set forth in General Instruction VII to Form S-1. You do not, however, appear to have met all of these requirements. In particular, you have not yet filed your annual report for your most recently completed fiscal year, as required by General Instruction VII.C, nor do you appear to have made your periodic and current reports that are incorporated by reference into your registration statement readily available and accessible on a Web site, as called for by General Instruction VII.F. Accordingly, please amend the registration statement to include all disclosure required by Form S-1, or file your Form 10-K for the fiscal year ended December 31, 2014 and make your periodic and current reports that are incorporated by reference available on a Web site in accordance with General Instruction VII.

Exhibit 5.1

5.   The legality opinion states that the shares will be validly issued, fully paid and non-assessable upon proper conversion of the promissory notes and exercise of the warrants, as applicable. However, the disclosure in the prospectus states that a total of 1,501,454 common shares were issued in satisfaction of converted principal. Accordingly, please provide a revised legal opinion that states these shares are validly issued, fully paid and non-assessable, if accurate, or otherwise revise your filing as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via-Email
        Paul Chestovich, Esq.
        Maslon LLP,